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05008143

May 13, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on May 13, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csw/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

File No. 82-2683


Wolters Kluwer
Legal, Tax and Regulatory Europe

PRESS RELEASE

Wolters Kluwer Legal, Tax & Regulatory Europe appoints new CEO Wolters Kluwer Germany

Amsterdam (May 13, 2005) - Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE), a division of Wolters Kluwer, and leading provider of information for legal, tax & regulatory professionals, today announced the appointment of Ulrich Hermann as CEO of Wolters Kluwer Germany

In his role as CEO of Wolters Kluwer Germany, Mr. Hermann (German, 1966) will continue the focus on transforming the German publishing business into an information solutions provider. Mr. Hermann has extensive experience within publishing companies such as Süddeutscher Verlag and Bertelsmann in driving profitable growth in an international business-to-business publishing environment. Mr. Hermann succeeds Mr. Wilhelm Warth, who is appointed Chief Publishing Officer for Wolters Kluwer Germany, focusing on the market & product development.

"With strong brands, such as Luchterhand, Jurion, and Werner Verlag, Wolters Kluwer Germany has a strong foundation for the transformation that will support increased customer focus and improve our business", says Rolv Eide, CEO Wolters Kluwer LTRE.

Mr. Hermann holds a Masters Degree of Mechanical Engineering from the Technical University of Aachen in Germany and a PhD in Economics from the St. Gallen University of Switzerland. He will report directly to Rolv Eide, CEO Wolters Kluwer LTR Europe, and will be based in Neuwied/München.

About Wolters Kluwer

Wolters Kluwer Legal, Tax & Regulatory Europe provides information solutions to professionals in six customer areas: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. Wolters Kluwer Deutschland (Germany), is part of Wolters Kluwer's division Legal, Tax & Regulatory Europe and has strong brands in Germany such as Luchterhand, Werner Verlag, Deutscher Wirtschaftsdienst, AnNoText, Jurion, and Verlag Praktisches Wissen. Wolters Kluwer Deutschland is located in Munich/Unterschleißheim.

With a well established presence in over 15 countries, the division Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2004) of €1,296 million and employs approximately 8,000 people.
Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific.

Media
Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
t + 31 (0)20 6070 338
press@wolterskluwer.com

www.wolterskluwer.com